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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 4)

                            DIGITAL LINK CORPORATION

                              (Name of the Issuer)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION

                    (Name of the Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  253856 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

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
    CHRISTOPHER KAUFMAN, ESQ.              DAVID HEALY, ESQ.
        Latham & Watkins                  Fenwick & West LLP
     135 Commonwealth Drive              Two Palo Alto Square
  Menlo Park, California 94025        Palo Alto, California 94306
         (650) 328-4600                     (650) 494-0600
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
    DLZ Corp., a California corporation ("Purchaser") hereby amends and supplements its Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), filed with the Securities and Exchange Commission on September 10, 1999, with respect to the offer to purchase any and all of the shares of Common Stock, no par value per share, of Digital Link Corporation, a California corporation, for a purchase price of $10.30 per share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 14. FINANCIAL INFORMATION

    Item 14 of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the Company's press release dated October 11, 1999, announcing financial results of the third quarter ended September 30, 1999, attached hereto as exhibit (d)(9).

ITEM 16. ADDITIONAL INFORMATION.

    Item 16 of the Schedule 13E-3 is hereby amended and supplemented by amending and supplementing the Offer to Purchase, previously incorporated by reference to
Item 10(f) of the Schedule 14D-1, as follows:

    1. The text of the section entitled "Special Factors--Section 4. Fairness of the Offer and the Merger", beginning on page 8 of the Offer to Purchase, is amended to insert the word "procedural" in front of "fairness" in the fifth sentence of the second paragraph, so that the paragraph reads in its entirety as follows:

    Consummation of the Offer is subject to the Minimum Condition and therefore requires the tender of the holders of a majority of the Shares unaffiliated with the Gupta Investors. However, consummation of the Merger through a long-form merger does not require approval of a majority of shareholders unaffiliated with the Gupta Investors. Shareholders who do not vote for the merger will have appraisal rights to the extent provided under applicable law. See "Special Factors--Section 7. Dissenter's Rights." The Purchaser did not structure the Merger to require the approval of a majority of the Shares held by shareholders unaffiliated with the Gupta Investors, because such approval is not required under the CGCL and because the Purchaser, the Gupta Investors and the Gupta Foundation believe that the procedural fairness of the transaction was established by other factors, including the arms' length bargaining between the Purchaser and the Special Committee. The Special Committee was comprised of all directors who were not employees of the Company or affiliated with the Purchaser, which directors constituted a majority of the Board. The transaction was negotiated by the Special Committee, which was advised during the negotiations by legal counsel and its financial advisor, DRW, and DRW rendered its opinion as to the fairness, from a financial point of view, of the consideration receivable pursuant to the Merger Agreement by holders of Shares. In light of the foregoing factors, the Special Committee did not retain an unaffiliated representative to act solely on behalf of shareholders unaffiliated with Purchaser or the Gupta Investors for the purpose of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

    2. The following sentence is added at the end of the third paragraph under "Opinion of Sutter Securities in the section "Special Factors--Section 4. Fairness of the Offer and the Merger", beginning on page 8 of the Offer to
Purchase:

    The Purchaser, the Gupta Investors and the Gupta Foundation relied upon Sutter Securities' expertise in providing fairness opinions and did not request, and Sutter Securities did not provide, a presentation by Sutter Securities of the analyses conducted by Sutter Securities in connection with the rendering of its opinion with respect to the fairness of the Transaction and the Merger Consideration from a financial point of view to the Company's shareholders (other than the Purchaser and the Gupta Investors).

    Item 16 of the Schedule 13E-3 is hereby further amended and supplemented by incorporating by reference the Company's press release dated October 14, 1999, announcing denial of plaintiffs' motion for a temporary restraining order in connection with certain purported class action litigation relating to the Offer and the Merger, attached hereto as exhibit
(d)(10).

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 of the Schedule 13E-3 is hereby amended and replaced by the following:

    (a)(1) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp. (filed as exhibit (b)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (a)(2) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp. (filed as exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (b)(1) Fairness Opinion of Sutter Securities Incorporated, dated as of September 3, 1999 (attached as Schedule I to the Offer to Purchase and incorporated herein by reference).

    (b)(2) Fairness Opinion of Dain Rauscher Wessels, dated as of September 3, 1999.

    (b)(3) Presentation to the Special Committee of the Board of Directors of Digital Link Corporation by Dain Rauscher Wessels, dated September 2, 1999.

    (c)(1) Agreement and Plan of Merger dated as of September 3, 1999, between DLZ Corp. and Digital Link Corporation (filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (c)(2) Form of Subscription Agreement to be entered into by DLZ Corp. and certain members of the Gupta Family (filed as exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (c)(3) Depositary Agreement dated September 9, 1999, between Harris Trust Company of New York and DLZ Corp. (filed as exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(1) Offer to Purchase (filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(2) Letter of Transmittal (filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(3) Notice of Guaranteed Delivery (filed as exhibit (a)(3) to the
Schedule 14D-1 and incorporated herein by reference).

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(7) Text of Press Release issued jointly by Purchaser and by the Company, dated September 3, 1999 (filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(8) Summary Advertisement, dated September 10, 1999 (filed as exhibit
(a)(8) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(9) Press Release issued by the Company dated October 11, 1999.

    (d)(10) Press Release issued by the Company dated October 14, 1999.

    (e)(1) Appraisal Rights of Dissenting Stockholders Under Chapter 13 of the California General Corporation Law (attached as Schedule IV to the Offer to Purchase and incorporated herein by reference).

    (f) Not applicable.

    (g)(1) Complaint in EDWARD ABOFF, ET AL. V. RICHARD C. ALBERDING, ET. AL., Case No. CV784389, filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (g)(2) Complaint in WILLIAM LEVY, ET. AL. V. DIGITAL LINK CORPORATION, ET. AL., Case No. CV784407, filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (g)(3) Complaint in ANDREW CURTIS WRIGHT, ET. AL. V. DIGITAL LINK CORPORATION, ET. AL., Case No. CV784405, filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference).
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: October 15, 1999                       DLZ CORP.

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     President and Chief Executive Officer

                                              GUPTA CHILDREN'S TRUST AGREEMENT

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     Trustee

                                              By:                 /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:      Narendra K. Gupta
                                              Title:     Trustee

                                              NARENDRA AND VINITA GUPTA LIVING TRUST

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     Trustee

                                              By:                 /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:      Narendra K. Gupta
                                              Title:     Trustee

                                              THE NAREN AND VINITA GUPTA FOUNDATION

                                              By:                   /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:      Vinita Gupta
                                              Title:     Trustee

                                              By:                 /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:      Narendra Gupta
                                              Title:     Trustee

                                                               /s/ VINITA GUPTA
                                                ---------------------------------------------
                                              Vinita Gupta

                                                            /s/ NARENDRA K. GUPTA
                                                ---------------------------------------------
                                              Narendra K. Gupta
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